

Hoffmann
FAMILY OF COMPANIES

March 27, 2025

Kevin D. Mowbray, President and Chief Executive Officer
Lee Enterprises, Incorporated
4600 East 53rd Street
Davenport, Iowa 52807

cc: Board of Directors

Dear Mr. Mowbray and Members of the Board of Directors:

I am writing to express our concern regarding the decision to extend the shareholder rights plan. As we have shared previously, we are a family business with no intention of pursuing a hostile takeover of your company. Our focus has always been, and remains, on engaging in collaborative discussions aimed at realizing the full potential of Lee Enterprises for the benefit of all stakeholders.

The continuation of this rights plan presents challenges to the spirit of mutual trust and cooperation that we have worked to build. We believe that an open dialogue with direct engagement would be in the best interests of the company, fostering opportunities to explore solutions that benefit both parties. Our sincere hope is to reach an agreement that supports the long-term success of Lee Enterprises.

We remain prepared to engage in constructive and good faith discussions at your earliest convenience.

Sincerely,

David Hoffmann, Chairman
Hoffmann Family of Companies